June 6, 2011

Ms. Sonia Gupta Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Station Casinos LLC (the “Company”)
Amendment No. 2 to Form 10 (the “Form 10”)
Filed February 25, 2011
File No. 000-54193

Dear Ms. Barros:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated March 15, 2011.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10.

General

1.                                       As previously noted, we will not clear your Form 10 registration statement until the outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

Restructuring Transactions, page 4

2.                                       We note your response to comment 7 of our comment letter dated December 10, 2010.  Please revise the chart so that it is legible.

RESPONSE:

Please see the revised chart included on page 6 of Amendment No. 3 to the Form 10, (the “Amended Form 10”).

Properties, page 7

3.                                       We note your response to comment 9 of our letter dated February 7, 2011.  Please revise to provide operating data for your properties on an individual basis.  Refer to Item 15 of Form S-11 as a guide.  Additionally, please provide this disclosure under Item 3.

RESPONSE:

In response to the Staff’s comment, we respectfully advise the Staff that we do not believe information regarding occupancy rate, RevPar and ADR on a property by property basis is material to the understanding of our business.  Our primary business is the operation of casinos and our hotel operations are ancillary to our casino business.  Room revenues for all of Station’s properties in the aggregate constituted approximately 7.8% of Station’s consolidated revenue for the year ended December 31, 2010 and no single property had room revenue in excess of 3.6% of Station’s consolidated revenues for such period.  In addition, we believe that disclosure of such information on an individual property basis would put us at a disadvantage.  We and our competitors offer hotel rooms at prices that are designed to attract customers to our properties to generate additional gaming business by such customers.  Disclosure of pricing on a property by property basis would give our competitors insight about our marketing strategy that may be disadvantageous to us and would not be material to the understanding of our business.

Management Discussion and Analysis …, page 34

Liquidity and Capital Resources, page 34

4.                                       We note your disclosure that you will depend on short-term credit extended by your suppliers.  Please provide more detailed disclosure regarding these lines of credit.  Please advise whether you have entered into or intend to enter into agreements with these suppliers.  Please disclose the impact on you if your suppliers are unwilling to extend these lines of credit.

RESPONSE:

We do not expect that our liquidity will be significantly impacted by short-term credit provided by our suppliers.  Accordingly, we have the revised disclosure on page 36 of the Amended Form 10 to delete the statement regarding short-term credit extended by suppliers.

* * *

Attached is a statement from the Company acknowledging the items requested in your original letter.  If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer

Attachments

cc: Deborah J. Ruosch, Milbank Tweed Hadley & McCloy

The undersigned on behalf of Station Casinos LLC (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer